Mail Stop 3-8


									June 9, 2005




Mr. Rodney C. Sacks
Chairman of the Board and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882


		RE:	Hansen Natural Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed March 16, 2005 and May 10, 2005
			File No.  0-18761

Dear Mr. Sacks:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

General

1. Except for comment 15 for which amendment is required, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 6.  Selected Consolidated Financial Data, page 17

2. You have presented a non-GAAP performance measure, "Gross
Sales".
Please include the following wherever this measure is presented:
(a) Cautionary disclosure that the measure presented may not be comparable to similarly titled measures used by other entities.
(b) A detailed description of how management "internally uses" the non-GAAP measure that fully explains why management believes it is useful and meaningful to investors and what additionally information it provides that is not provided by the GAAP performance measure.
(c) Whether management uses the non-GAAP measure as liquidity measures also or as a measure of operating performance.
(d) A statement that the non-GAAP measure should not be considered as alternatives to Net sales, which is determined in accordance with GAAP, as indicators of operating performance.
(e) A reconciliation to Net sales.
(f) A discussion of the comparable GAAP operating performance measures, when the non-GAAP measure is discussed. Any non-GAAP measures should be balanced with presentation and discussion of the most directly comparable GAAP measure.

Similarly, please revise your Management`s Discussion and Analysis of
Financial Condition and Results of Operations as well.  See Item
10(e) of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 23

3. When two or more factors contributed to a material change in a financial statement line item between periods please quantify the extent to which each factor contributed to the overall change.
For
instance, when discussing the various reasons for changes in your Net
Sales, it would be helpful if you quantified the individual impact of changes in sales prices versus volume. This would provide the reader with a better understanding of the extent to which each factor contributed to the overall change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 27

4. The discussion and analysis of cash flows should not be merely
a
recitation of changes evident from the financial statements.
Please
revise your Management`s Discussion and Analysis to explain why there
were material changes in your accounts such as accounts receivable and payable. Additionally, please expand your discussion to include an analysis of known material trends, events, demands, commitments
and uncertainties.   See Item 303 of Regulation S-K.

Consolidated Statement of Income, page 52

5. Please remove the line items above net sales from the face of your statement of income. Your disclosures elsewhere throughout the filing should also be revised to remove the implication that both gross and net amounts represent your GAAP basis sales. You should still disclose your accounting treatment for discounts, allowances and promotional payments for each period presented as required by EITF 01-9 and provide appropriate disclosure in Schedule II of revenue dilution items in accordance with Rules 5-04 and 12-09 of Regulation S-X. Please show us what your revised disclosures will look like.

Notes to Consolidated Financial Statements

General

6. Please tell us more about and disclose, in more detail, the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

7. We note that you sell several types of products based on your discussion in Item 1. Business and the product line references on your website. Please disclose the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following product categories:

- Energy
- Juices and Non Carbonated
- Sodas
- Specialty and Nutrition

If you believe that other product categories are more appropriate, please show us what your future disclosures will look like.

Note 1.  Organization and Summary of Significant Accounting
Policies

Change in Accounting for Goodwill and Other Intangible Assets,
page
60

8. Please disclose separately the trademarks you license from third parties from the trademarks you own, to the extent material. See paragraph 45 of SFAS 142.

Advertising and Promotional Allowances, page 57

9. Please disclose the amount of advertising costs reported as assets in each balance sheet presented. See paragraph 49 of SOP 93-7.

Concentration Risk, page 59

10. If material, please quantify the volume of business transacted with individual suppliers for components which you have identified as having a "limited number of sources." See paragraph 22 of SOP 94-6.

11. Please disclose the basis for attributing revenues to
individual
countries and disclose revenues and assets attributable to
individual
foreign countries, to the extent material. Tell us your threshold for assessing materiality for disclosure purposes. See paragraph
38
of SFAS 131 for guidance.


Segment Information, page 59

12. Based on your discussion of gross profit in Management`s Discussion and Analysis, it appears that your energy products business may represent a separate operating segment as defined in paragraph 10 of SFAS 131. It appears that the gross margins for your energy drinks are significantly higher than your other products
and
therefore do not meet the aggregation criteria of paragraph 17 of SFAS 131. If you do not agree that this business represents a separate operating segment, please tell us in detail why not. Please ensure that your response compares the revenues and gross margins for your energy drinks and your other products and demonstrate how this information supports your segment presentation
under SFAS 131.   If after reassessing the criteria in SFAS 131,
you
now believe that you have separate reportable segments, please revise your future financial statements accordingly.

Note 2. Inventories, page 61

13. Please be advised that an inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve. See Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB. We assume the company is presenting the reserve for informational purposes only and that subsequently you do not increase the cost basis of inventory items after a write down has been recorded. Please confirm whether our understanding is correct and clarify your policy in future filings. Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate MD&A disclosure.

Index to Exhibits, page 48

14. Pursuant to Item 601(b)(21) of Regulation S-K please file an updated list of all of your subsidiaries. We note from your MD&A discussion you have subsidiaries, Hansen Junior Juice Company and Blue Sky Natural Beverage, incorporated in May 2001 and September 2000, not listed on your current list, which is incorporated by reference to your Form 10KSB for the year ended December 31, 1992.

Exhibits 31.1 and 31.2

15. We note that your certifications exclude paragraph 4(b) regarding internal control over financial reporting. In addition, you have omitted the portion of the introductory language in paragraph 4 of the certification that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend the filing to include the above disclosures since they are required to be included in your Section 302 certifications in the first annual report required to contain management`s internal control report and thereafter.

Forms 8-K

16. We notice you have not been consistently filing information under
Item 2.02, Results of Operations and Financial Condition, of Form
8-
K. Please tell us in detail why you believe you have not met the reporting requirement of this item in light of your quarterly earnings releases.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Rodney C. Sacks
Hansen Natural Corporation
June 9, 2005
Page 7